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                                                                 Exhibit (a)(14)

                       ADDENDUM FOR EMPLOYEES IN FRANCE
                       --------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Because of adverse income tax and social tax treatment to both you and your employer of option grants that do not meet the requirements under French law for qualified options, to the extent that you choose to surrender your existing options in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled and/or accept an additional option grant, all new and additional options granted will be qualified options under French law. The primary difference between such new and additional options and any existing options is that your ability to exercise your new and additional options will be restricted until the fifth year after grant (this may be reduced to four years under currently proposed legislation.) You may wish to take this into consideration when deciding whether to tender existing options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.